Exhibit 2

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Monday, January 5, 2017 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting (the "Proxy Statement").

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  This Proxy will not be voted on matters 2A and 3A if matters 2B and 3B, respectively, are not completed by the undersigned.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1A: To re-elect Mr. Alan Gelman to serve as a director on the Company's Board of Directors.

☐ for	☐ against	☐ abstain

Proposal 1B: To re-elect Mr. Dror Erez to serve as a director on the Company's Board of Directors.

☐ for	☐ against	☐ abstain

Proposal 2A: To elect Ms. Sarit Firon to serve as an external director on the Company's Board of Directors.

☐ for	☐ against	☐ abstain

Proposal 2B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 2A, as described in the Proxy Statement.

☐ YES

Proposal 3A:  To re-approve the Company’s Compensation Policy for directors and officers.

☐ for	☐ against	☐ abstain

Proposal 3B:  Check "YES" to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a "personal benefit or other interest" in the approval of Proposal 3A, as described in the Proxy Statement.

☐ YES

Proposal 4:  To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent public auditors and to authorize the Company’s Board of Directors to fix their compensation.

☐ for	☐ against	☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Proxy Statement.

___________________        Date: __________, ____
Signature of Shareholder

___________________        Date: __________, ____
Signature of Shareholder

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.